SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated March 3, 2004

Document 1

NEWS RELEASE

Wednesday, March 3, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH LUMBER ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Vancouver, Canada — March 3, 2004 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced today the closing of the private placement of US$210 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014 (the “Senior Notes”). As previously announced, the net proceeds of the offering of the Senior Notes, together with cash on hand, are being used to pay the consideration under the tender offers and consent solicitations, initiated on February 17, 2004, pertaining to Ainsworth’s existing 13.875% Senior Secured Notes due July 15, 2007 (the “13.875% Notes”), and its existing 12 1/2% Senior Secured Notes due July 15, 2007 (the “12 1/2% Notes”, and together with the 13.875% Notes, the “Secured Notes”). The purchase of Secured Notes under the tender offers was conditional on the completion of the sale of the Senior Notes.

This press release is not an offer of securities for sale in the United States. The Senior Notes have not been registered under the United States Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of approximately 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 55 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in an OSB plant at High Level. In B.C., the company’s facilities include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201

Investor Relations Contacts:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
E-mail: roberta@ainsworth.ca

or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
E-mail: brucer@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer